                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                INFORMATION TO BE INCLUDED IN STATEMENTS FILED
            PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(a)

                             (Amendment No. 2)/1/

                             SAMSONITE CORPORATION
________________________________________________________________________________
                               (Name of Issuer)

                                 Common Stock
________________________________________________________________________________
                         (Title of Class of Securities)

                                   79604v105
        _______________________________________________________________
                                (CUSIP Number)

                            John F. Hartigan, Esq.
                          Morgan, Lewis & Bockius LLP
                            300 South Grand Avenue
                      Los Angeles, California 90071-3132
                                (213) 612-2500
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               December 3, 1999
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

/1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 7 Pages

-----------------------                                  ---------------------
  CUSIP NO. 79604v105               13D                    PAGE 2 OF 7 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Apollo Investment Fund, L.P.
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

         00
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER
     NUMBER OF
      SHARES                 5,945,901 shares of Common Stock /1/
   BENEFICIALLY    -----------------------------------------------------------
     OWNED BY        8    SHARED VOTING POWER
       EACH
    REPORTING               11,891,090 shares of Common Stock /1/
      PERSON       -----------------------------------------------------------
       WITH          9    SOLE DISPOSITIVE POWER

                             5,945,901 shares of Common Stock /1/
                   -----------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER

                            11,891,090 shares of Common Stock /1/
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         11,891,090 shares of Common Stock /1/
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

      [_]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         60.3% /1/
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

         PN
------------------------------------------------------------------------------

/1/   See disclosure in Item 5 below.


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 2 of 7 Pages

-----------------------                                  ---------------------
  CUSIP NO. 79604v105               13D                    PAGE 3 OF 7 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Apollo Advisors, L.P.
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

         00
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER
     NUMBER OF
      SHARES                 5,945,901 shares of Common Stock /1/
   BENEFICIALLY    -----------------------------------------------------------
     OWNED BY        8    SHARED VOTING POWER
       EACH
    REPORTING               11,891,090 shares of Common Stock /1/
      PERSON       -----------------------------------------------------------
       WITH          9    SOLE DISPOSITIVE POWER

                             5,945,901 shares of Common Stock /1/
                   -----------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER

                            11,891,090 shares of Common Stock /1/
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         11,891,090 shares of Common Stock /1/
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

      [_]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         60.3% /1/
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

         PN
------------------------------------------------------------------------------

/1/   See disclosure in Item 5 below.


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 3 of 7 Pages

-----------------------                                  ---------------------
  CUSIP NO. 79604v105               13D                    PAGE 4 OF 7 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Lion Advisors, L.P.
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

         00
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER
     NUMBER OF
      SHARES                 0 shares of Common Stock
   BENEFICIALLY    -----------------------------------------------------------
     OWNED BY        8    SHARED VOTING POWER
       EACH
    REPORTING               11,891,090 shares of Common Stock /1/
      PERSON       -----------------------------------------------------------
       WITH          9    SOLE DISPOSITIVE POWER

                             0 shares of Common Stock
                   -----------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER

                            11,891,090 shares of Common Stock /1/
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         11,891,090 shares of Common Stock /1/
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

      [_]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         60.3% /1/
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

         PN
------------------------------------------------------------------------------

/1/   See disclosure in Item 5 below.


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 4 of 7 Pages

                       STATEMENT PURSUANT TO RULE 13d-1

                                    OF THE

                         GENERAL RULES AND REGULATIONS

                                   UNDER THE

                  SECURITIES EXCHANGE ACT OR 1934, AS AMENDED
================================================================================

        The Statement on Schedule 13D of Apollo Investment Fund, L.P. ("AIF"), Apollo Advisors, L.P. ("Advisors") and Lion Advisors, L.P. ("Lion" and together with AIF and Advisors, the "Reporting Persons") relating to the Common Stock, par value $0.01 per share ("Common Stock"), of Samsonite Corporation, a Delaware corporation (the "Issuer"), is hereby amended as follows:

Item 4.  Purpose of Transaction.
------   ----------------------

        Item 4 is hereby amended by adding the following immediately prior to the third paragraph from the end of that Item:

        On December 3, 1999, AIF converted 984 shares of Convertible Preferred Stock into 4,166,667 shares of Common Stock.

Item 5.  Interest in Securities of the Issuer.
------   ------------------------------------

        Item 5 is hereby amended and restated to read as follows:

        (a) AIF beneficially owns an aggregate of 5,945,901 shares of Common Stock. Advisors, as the general partner of AIF, may be deemed to be the beneficial owner of such shares. This represents approximately 60.3% of the number of shares of Common Stock outstanding.

        5,945,189 shares of Common Stock are currently held by Lion in a managed account on behalf of Artemis (the "Artemis Shares"). In light of the retention by Lion of certain rights of disposition and financial interests in the Artemis Shares, the Artemis Shares have been included in this Report; however, the Reporting Persons disclaim beneficial ownership of these shares.

        As a result of the Stockholders Agreement described in Item 4 above, the Reporting Persons and Artemis may be deemed to have formed a "group" within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In addition, AIF and Apollo, on the one hand, and Lion, on the other hand, may be deemed to be a "group" within the meaning of Section 13(d) of the Exchange Act. The filing of this Schedule 13D shall not be construed as an admission that any Reporting Person is, for the purpose of Section 13(d) or 13(g) of the Exchange Act, or for any other purpose, the beneficial owner of any securities other than the securities stated herein to be beneficially owned by such Reporting Person. Notwithstanding the inclusion of the Artemis Shares within this Report, the Reporting Persons expressly disclaim beneficial ownership of any shares of Common Stock beneficially owned by Artemis or any other party and further disclaim the existence of a group. In addition, AIF and Apollo, on the one hand, and Lion, on the other hand, expressly disclaim beneficial ownership of any shares of Common Stock beneficially owned by the other and further disclaim the existence of a group.


        (b) AIF has sole voting and sole dispositive power with respect to an aggregate of 5,945,901 shares of Common Stock. Lion may be deemed to have shared dispositive power with respect to 5,945,189 shares of Common Stock. See also the disclosure in Item 5(a) above.

        (c) Not applicable.

        (d) Not applicable.

        (e) Not applicable.

                                   SIGNATURE

        After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 10, 1999


                                AIF,L.P.

                                By: Apollo Advisors, L.P.,
                                    Managing General Partner
                                    By: Apollo Capital Management, Inc.,
                                        General Partner


                                By: /s/ Michael D. Weiner
                                    __________________________________
                                    Name:  Michael D. Weiner
                                    Title: Vice President, Apollo Capital
                                           Management, Inc.


                                APOLLO ADVISORS, L.P.

                                By: Apollo Capital Management, Inc.,
                                    General Partner


                                By: /s/ Michael D. Weiner
                                    __________________________________
                                    Name:  Michael D. Weiner
                                    Title: Vice President, Apollo Capital
                                           Management, Inc.


                                LION ADVISORS, L.P.

                                By: Lion Capital Management, Inc.,
                                    General Partner



                                By: /s/ Michael D. Weiner
                                    __________________________________
                                    Name:  Michael D. Weiner
                                    Title: Vice President, Lion Capital
                                           Management, Inc.